Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

RESHAREHOLDER LETTER AND FINANCIAL RESULTS - 2024 FIRST QUARTER RESULTS

FIRST QUARTER 2024 HIGHLIGHTS

▪
1Q 2024 OVERALL INVOICED SALES AMOUNTED TO €84.5 MILLION, SUBSTANTIALLY IN LINE WITH THE LEVEL OF ACTIVITY OF LAST YEAR.
▪
IN 1Q 2024, SALES FROM DIRECTLY OPERATED STORES WERE €20.5 MILLION, UP 13.6% FROM 1Q 2023 AND 10.0% FROM 1Q 2022, CONFIRMING OUR FOCUS ON STRENGTHENING DIRECT RETAIL. IN NORTH AMERICA, DOS SALES GREW 29.8% FROM 1Q 2023 AND 32.4% FROM 1Q 2022, HIGHLIGHTING OUR COMMITMENT TO REGIONAL RETAIL GROWTH, ESPECIALLY FOR NATUZZI ITALIA.
▪
IMPROVED 1Q 2024 GROSS MARGIN AT 36.9%, COMPARED TO 35.6% IN 1Q 2023, 34.3% IN 1Q 2022 AND 30.1% VERSUS THE PRE-COVID LEVEL OF 1Q 2019.
▪
1Q 2024 OPERATING PROFIT OF €0.6 MILLION COMPARED TO AN OPERATING LOSS OF (€0.9) MILLION IN 1Q 2023 AND (€3.0) MILLION VERSUS THE PRE-COVID LEVEL OF 1Q 2019.
▪
NET FINANCE COSTS OF (€2.2) MILLION, COMPARED TO NET FINANCE COSTS OF (€3.4) MILLION IN 1Q 2023. FINANCE COSTS NEGATIVELY AFFECTED BY PERSISTING HIGH INTEREST RATES.
▪
IN 1Q 2024 WE CONTINUED OUR RESTRUCTURING WITH A REDUCTION OF 94 HEADCOUNT AS PART OF OUR LONG-TERM TRANSFORMATION PROCESS TO INCREASE COMPETITIVENESS AND ENHANCE MARGIN GENERATION. TOTAL HEADCOUNT REDUCED BY ~18% COMPARED TO 2021.
▪
IN 1Q 2024 WE INVESTED €1.6 MILLION IN CAPEX OF WHICH €0.4 MILLION IN DOS LOCATED IN THE US AND €1.2 MILLION MAINLY TO UPGRADE OUR ITALIAN FACTORIES.
▪
AS OF MARCH 31, 2024, WE HELD €29.7 MILLION IN CASH.
▪
THE MARKET REMAINS CHALLENGING, DELAYING THE FULL IMPACT OF OUR RETAIL EXPANSION. WE REMAIN FOCUSED ON ADAPTING OUR FIXED COST STRUCTURE AS PART OF OUR LONG-TERM TRANSFORMATION.

***

2024 First Quarter Results 1

Santeramo in Colle (BA), June 21, 2024 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the first quarter ended March 31, 2024.

Pasquale Natuzzi, Chairman of the Group, commented: “Our business is still confronting difficult market conditions alongside cautious customer behavior. Persistent high interest rates are postponing the housing market recovery, which remains a primary driver for new demand of furnishing.

In this market context, our team is efficiently allocating resources and tightly managing discretionary expenses. Our primary objective remains leveraging our brand strength to regain growth and execute our mid-term plan. We continue investing in the quality of our collections, in coherence with the DNA of our Brand, that blends design, functions, materials and colors to create harmonious living. The recent endorsement of our CEO and Board of Directors provides the competences and stability needed to navigate these challenging times. I am confident that our combined efforts will drive us towards achieving our mid-term growth objectives and enhancing the efficiency of our operating model.

Antonio Achille, CEO of the Group, commented: “We remain steadfast in the execution of the 8 key pillars of our mid-term value creation strategy:

1)
Expand margins and lower Break-Even Point: Since 1Q 2019, we improved gross margin by ~7 p.p. Last year, despite a drop of business of 29.9%, gross margin decreased only by 0.7 p.p., a proof of the improvement we achieved on our operating model. We improved gross margin despite hyperinflation of raw materials and low saturation of our plants, which resulted in a higher impact of indirect production costs. Without these non-structural negative effects, the improvement in gross margin would have been even greater. This process continued in the first quarter of 2024, achieving a gross margin of 36.9%, up from 35.6% in 1Q 2023, 34.3% in 1Q 2022. We remain focused on reducing fixed costs and improving our margin/sales conversion to prepare our operating model to deliver substantial value once the market and consumer behavior normalize.
2)
Leverage and nurture the strength of our Brand: As per April 2024 survey by an independent market research company, Natuzzi enjoys a substantial brands awareness both spontaneous and aided. Specifically:
•
US: Natuzzi is the 1st brand among European brands;
•
China: Natuzzi is the 1st brand among European brands;

2024 First Quarter Results 2

•
UK: Natuzzi is the 1st European brand in the premium segment.

We are prioritizing marketing investments, including digital strategies, to leverage our brand strengths to increase foot traffic to our own stores and those of our partners. Additionally, we are expanding our Trade and Contract division globally, leveraging our brand awareness and design expertise to capitalize on opportunities with designers and real estate developers.

3)
Retail first, focusing on Natuzzi Italia. Sales from our directly operated stores (DOS) grew by 13.6% in the quarter, led by US. The share of sales from our retail operations (DOS and Franchising) has steadily increased, rising from 41.4% in 1Q 2019 to 66.4% in 1Q 2024. We continue investing to improve our retail. At the recent Milan Design Week in April, we unveiled an evolved concept for the Natuzzi Italia store. This new retail format is a key element of our retail strategy, which aims to accelerate organic growth by providing an immersive customer experience. This updated store concept is set to become the standard for our 236 Natuzzi Italia stores worldwide and of course for our future expansion. Expansion of Natuzzi Italia stores in the US remains central to our growth strategy.
4)
Re-imagined Gallery to elevate the relationship with Wholesale. Wholesale branded today is ~35% of our business. A key aspect of our strategy is the upgrade of our 'gallery' format. We launched a “reimagined gallery format”: an enhanced store-in-store concept, where we meticulously curated merchandising to deliver an immersive brand experience. The “Re-imagined Gallery Concept” will be used now to standardize and evolve our Natuzzi brand gallery distribution model within multi-brand retail store environments. We have already signed 29 gallery agreements in North America and another 92 in the rest of the world.
5)
Collection with enhanced Brand’s DNA: Milan Design Week marked a step acceleration in term of new collection launch for Natuzzi Italia. New collections have been well received by dealers and the market. The new collections emphasized elements core to the DNA of Natuzzi, such as its iconic style, combined with unique and modern comfort. To define this, we created the word 'COMFORTNESS,' to signify its delivery of physical and mental well-being. These new collections will begin appearing in our stores worldwide in the coming weeks, significantly enhancing the customer experience and, we are confident, contributing to support sales.
6)
Focus on Core Markets: While we operate in over 100 markets, leveraging the global reach of our brands, our future development and investments will focus on three core geographies: US, China, Europe (Italy, Spain, UK).

2024 First Quarter Results 3

-
US: there are 29 Natuzzi stores, of which 18 DOS and 3 stores managed in joint venture with a local partner, as well almost 100 galleries. We consider US one of our highest priorities and a significant opportunity, given that it's where the Company is listed and where our business model has evolved.
-
China: there are 345 Natuzzi stores, of which 21 operated directly by our joint venture. We do not consolidate our China stores as they are part of our 49% stake in the joint venture we established in 2018. We are making substantial investments to align the JV team with our modern retail strategy and to provide detailed visibility into the JV's performance within our IT systems. This enables us to support the local JV team in improving performance through strategic decisions in store layout, merchandising, branding, and customer experience.
-
Europe. While concentrating on our three largest markets (UK, Italy and Spain), we are also reintroducing ourselves to markets such as Germany, where the Company previously experienced significant growth. We have recently signed an agreement with KHG Group for a first wave of at least 22 galleries that will be opened in the next future.
7)
Modernize our factories and execute our restructuring. We continue to execute the staff restructuring, in compliance with our ethics standards and with the labor regulations of the different markets which are particularly restrictive in some geographic areas in which we operate, chiefly in Italy.
8)
Free up non-strategic resources to reinvest in retail and restructuring. We are actively pursuing the sale of non-core assets to support our long-term strategic goals: Retail expansion and accelerated restructuring. Specifically, we are working to divest from non-strategic assets, such as our property in High Point, a tannery in northern Italy, and several other minor assets, including a land in Romania.

***

1Q 2024 CONSOLIDATED REVENUE

1Q 2024 consolidated revenue amounted to €84.5 million, compared to €86.1 million in 1Q 2023. 1Q 2024 continued to be affected by the persisting macroeconomic and industry-specific challenges, resulting in a reduced consumers’ spending capacity and postponement of durable purchases.

Excluding “other sales” of €2.1 million, 1Q 2024 invoiced sales from upholstered and other home furnishings products amounted to €82.4 million, compared to €84.0 million in 1Q 2023.

2024 First Quarter Results 4

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

•
A: Branded/Unbranded Business
•
B: Key Markets
•
C: Distribution
A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i)
Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
ii)
Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania and Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi, which is manufactured in Italy to shorten the lead time to serve the Italian market where the brand is distributed. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 1Q 2024, Natuzzi’s branded invoiced sales amounted to €76.0 million, compared to €77.5 million in 1Q 2023. In the context of deteriorated consumer spending and postponement of durable purchase, Natuzzi Italia continues to be affected strongly given its premium positioning relatively to Natuzzi Editions.

The following is the contribution of each Brand to 1Q 2024 invoiced sales:

─
Natuzzi Italia invoiced sales amounted to €29.5 million, compared to €31.6 million in 1Q 2023.

2024 First Quarter Results 5

─
Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €46.5 million, compared to €45.9 million in 1Q 2023.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €6.4 million in 1Q 2024, compared to €6.5 million in 1Q 2023. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B.
Key Markets

Below is a breakdown of 1Q 2024 upholstery and home-furnishings invoiced sales compared to 1Q 2023, according to the following geographic areas.

	1Q 2024	1Q 2023	Delta €	Delta %
North America	24.0	23.3	0.7	2.8%
Greater China	5.8	4.4	1.4	31.3%
West & South Europe	28.8	32.4	(3.6)	(11.1%)
Emerging Markets	12.7	13.2	(0.5)	(3.4%)
Rest of the World*	11.1	10.7	0.4	3.8%
Total	82.4	84.0	(1.6)	(1.9%)

Figures in €/million, except percentage.

*Include South and Central America, Rest of APAC.

In North America the increase in sales from the retail part of the business has more than offset the weak performance in the wholesale branded channel, as distributors continue to be focused on reducing their stock rather than placing new orders.

In Greater China, although revenue has increased compared to 1Q 2023, the furniture industry and real estate markets continue to encounter significant challenges. Enhanced coordination efforts within our joint venture have been instrumental in reducing the inventory of Natuzzi Italia products accumulated during 2022. Concurrently, the JV is realigning the organization’s scale and capabilities to better reflect recent business trends.

As anticipated, we are placing renewed emphasis on the wholesale segment of our business, which remain a strategic channel in several geographies including US and Europe. To support this, we are introducing a re-imagined gallery concept, which provides a practical setting for sales associates to engage with clients, narrate the captivating Natuzzi story, showcase our collections, and support sales.

2024 First Quarter Results 6

C.
Distribution

During the first three months 2024, the Group distributed its branded collections in 89 countries, according to the following table.

	Direct Retail	FOS	Total retail stores (March. 31, 2024)
North America	21(1)	9	30
West & South Europe	32	101	133
Greater China	21(2)	324	345
Emerging Markets	─	76	76
Rest of the World	4	88	92
Total	78	598	676

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

FOS = Franchise stores managed by independent partners.

The Group also sells its branded products by means of approximately 600 points of sales located in five continents, encompassing mostly shop-in-shop galleries (including 12 Natuzzi Concessions, i.e., store-in-store points of sale directly managed by the Mexican subsidiary of the Group).

During 1Q 2024, Group’s invoiced sales from direct retail, DOS and Concessions directly operated by the Group, amounted to €20.5 million, compared to €18.0 million in 1Q 2023. In an effort to continuously improve the productivity of our DOS, we closed the tail of 2 nonperforming DOS, namely in Switzerland (Zurich) and Spain (Tres Aguas).

In 1Q 2024, invoiced sales from franchise stores (FOS) amounted to €34.2 million, compared to €33.8 million in 1Q 2023.

We continue executing our strategy to evolve into a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores) on total upholstered and home furnishings business in 1Q 2024 was 66.4% compared to 61.7% in 1Q 2023.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded

2024 First Quarter Results 7

products. During 1Q 2024, invoiced sales from the wholesale channel amounted to €27.7 million, compared to €32.2 million in 1Q 2023.

1Q 2024 GROSS MARGIN

During 1Q 2024, we had a gross margin of 36.9%, compared to 35.6% in 1Q 2023, for a total improvement of 1.4 p.p.

The increase in gross margin was primarily driven by enhanced efficiency in material consumption during the manufacturing process, successful renegotiation of supplier terms, and a general decline in raw material costs. Additionally, we benefited from reduced industrial costs, improved channel mix, and disciplined cost control measures.

In 1Q 2024, labor costs rose by €0.3 million compared to 1Q 2023. This includes a €1.3 million increase at our Italian industrial facilities, largely due to the renegotiation of national collective bargaining agreements. This increase was partially offset by cost savings from headcount reductions implemented in 2023 at our plants in China and Romania. Additionally, 1Q 2024 labor costs include a €0.1 million accrual (or 0.2% of revenue) related to our workforce reduction program at the Italian operations.

We intend to find further sources of efficiency, as the increase in the Group’s flexibility to enhance gross margin remains among our top priorities.

1Q 2024 OPERATING EXPENSES

During 1Q 2024, operating expenses, which encompass selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€30.6) million, or 36.2% of revenue, compared to (€31.5) million, or 36.6% of revenue, in 1Q 2023.

Key drivers included a €1.8 million reduction in transportation costs due to lower transportation rates and renegotiated carrier terms. This reduction was partially offset by the increase of €0.4 million in marketing expenses, €0.2 million in utility costs and €0.2 million increase in amortization expenses both related to new store openings in 2023, and a €0.1 million increase for ERP system upgrades.

Looking ahead, the Company remains committed to further reducing selling and administrative expenses in 2024. Strategies include renegotiating supplier contracts, optimizing staff allocation at headquarters and retail levels, and refining overall processes to enhance efficiency.

2024 First Quarter Results 8

1Q 2024 NET FINANCE INCOME/(COSTS)

During 1Q 2024, the Company accounted for (€2.2) million of Net Finance costs compared to Net Finance costs of (€3.4) million in 1Q 2023. Persisting high interest rates continue to adversely impact our results principally in terms of increased interest expenses of rental contracts as well as third-party financing, while in 2024 we were not impacted by adverse exchange rate.

BALANCE SHEET AND CASH FLOW

During the first three months of 2024, (€5.2) million of net cash were used by operating activities as a result of:

─
a loss for the period of (€1.8) million.
─
adjustments for non-monetary items of €7.5 million, of which depreciation and amortization of €5.2 million.
─
(€8.7) million from working capital change, mainly as a result of (€0.5) million from increased inventory level, (€7.1) million from increased trade receivables and other assets, and (€1.0) million for payments connected to the reduction in workforce, partially offset by €0.2 million from increased trade payables and other liabilities.
─
interest and taxes paid for (€2.2) million.

During the first three months of 2024, (€1.5) million of cash were used in net capital expenditure.

In the same period, €1.3 million of cash were provided by financing activities, as a result of €3.0 million from a new long-term borrowing granted by an Italian financial institution, €1.8 million from a higher utilization of credit facilities under bank overdrafts and short-term borrowings, partially offset by the repayment of long-term borrowings for (€1.1) million and (€2.4) million for lease-related payments.

As a result, as of March 31, 2024, cash and cash equivalents was €29.7 million.

As of March 31, 2024, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€17.9) million, compared to (€6.6) million as of December 31, 2023.

*******

2024 First Quarter Results 9

CONFERENCE CALL

The Company will host a conference call on Monday June 24, 2024, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: + 1-412-717-9633, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

*******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	First quarter ended on		Change	Percentage of revenue
	31-Mar-24	31-Mar-23%		31-Mar-24	31-Mar-23
Revenue	84.5	86.1	-1.8%	100.0%	100.0%
Cost of Sales	(53.3)	(55.4)	-3.9%	-63.1%	-64.4%
Gross profit	31.2	30.6	1.9%	36.9%	35.6%
Other income	1.2	1.3		1.4%	1.5%
Selling expenses	(23.2)	(23.8)	-2.4%	-27.5%	-27.7%
Administrative expenses	(8.5)	(8.9)	-4.4%	-10.0%	-10.3%
Impairment on trade receivables	0.0	(0.0)		0.0%	-0.1%
Other expenses	(0.1)	(0.1)		-0.1%	-0.1%
Operating profit/(loss)	0.6	(0.9)		0.7%	-1.0%
Finance income	0.2	0.1		0.2%	0.1%
Finance costs	(2.6)	(2.1)		-3.1%	-2.4%
Net exchange rate gains/(losses)	0.2	(1.4)		0.3%	-1.7%
Net finance income/(costs)	(2.2)	(3.4)		-2.6%	-4.0%
Share of profit/(loss) of equity-method investees	(0.2)	1.1		-0.2%	1.3%
Profit/(Loss) before tax	(1.8)	(3.2)		-2.1%	-3.7%
Income tax expense/(benefit)	(0.0)	(0.1)		-0.1%	-0.2%
Profit/(Loss) for the period	(1.8)	(3.3)		-2.1%	-3.9%
Profit/(Loss) attributable to:
Owners of the Company	(1.7)	(3.3)
Non-controlling interests	(0.1)	(0.1)

2024 First Quarter Results 10

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Mar-24	31-Dec-23

ASSETS
Non-current assets	186.3	188.6
Current assets	152.6	149.7
TOTAL ASSETS	338.9	338.3

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	67.5	68.9
Non-controlling interests	4.4	4.3
Non-current liabilities	111.8	110.4
Current liabilities	155.2	154.7
TOTAL EQUITY AND LIABILITIES	338.9	338.3

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-24	31-Dec-23

Net cash provided by (used in) operating activities	(5.2)	3.2

Net cash provided by (used in) investing activities	(1.5)	(7.9)

Net cash provided by (used in) financing activities	1.3	(15.7)

Increase (decrease) in cash and cash equivalents	(5.4)	(20.4)

Cash and cash equivalents, beginning of the year	31.6	52.7

Effect of movements in exchange rates on cash held	0.3	(0.8)

Cash and cash equivalents, end of the period	26.4	31.6

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-24	31-Dec-23
Cash and cash equivalents in the statement of financial position	29.7	33.6
Bank overdrafts repayable on demand	(3.3)	(2.0)
Cash and cash equivalents in the statement of cash flows	26.4	31.6

2024 First Quarter Results 11

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of new variants of COVID-19), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2024, Natuzzi distributes its collections worldwide through a global retail network of 676 monobrand stores and approximately 600 wholesale points of sale, including shop-in-shop galleries and various distribution profiles. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2024 First Quarter Results 12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	June 21, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

1